Exhibit 99.1

Alterity Therapeutics ( N AS D A Q: A T H E , AS X : A T H ) D av i d S t a ml er , M D CEO Jun e 2023

Forward Looking Statements This presentation may contain some statements that may be considered “Forward - Looking Statements”, within the meaning of the US Securities Laws . Thus, any forward - looking statement relating to financial projections or other statements relating to the Company’s plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially . For a discussion of such risks and uncertainties as they relate to us, please refer to our 2022 Form 20 - F, filed with US Securities and Exchange Commission, in particular Item 3 , Section D, titled “Risk Factors . ’’ 2

Alterity is dedicated to creating an alternate future for people living with neurodegenerative diseases. Alterity means the state of being different Our goal is to modify the course of disease We’re here to disrupt the trajectory of illness and improve quality of life 3

Investment Highlights 4 • Developing disease modifying therapies • ATH434: Novel drug candidate targeting proteins implicated in neurodegeneration of Parkinson’s disease and related disorders • First indication: Multiple System Atrophy (MSA), a devastating disease with no approved treatment • Orphan Drug designation for MSA in the US and EU • Phase 2 program ongoing • Randomized, double blind study in early - stage MSA • Biomarker trial in more advanced MSA • Strong patent portfolio • Significant R&D experience including 3 neurology drug approvals by FDA

Experienced Leadership Team with Multiple FDA Approvals in Neurology

Alterity THERAPEUTICS

David Stamler, M.D.

Chief Executive Officer

Auspex/Teva | Abbott | Prestwick Xenoport | Fujisawa

- **3 FDA Approvals in Neurology**
- Former CMO, Auspex
- VP, Clinical Development & Therapeutic Head, Movement Disorders, Teva Pharmaceuticals
- Part of Teva's US$3.5 billion acquisition of Auspex in 2015
- Led development of AUSTEDO® (deutetrabenazine) for treatment of Huntington disease and Tardive dyskinesia, both approved in 2017

Kathryn Andrews, CPA

Chief Financial Officer

Antisense Therapeutics | Rio Tinto | Consultant

- Extensive experience advising private and public CFOs, mainly in the biotechnology sector
- Prior CFO and Company Secretary of Antisense Therapeutics Limited
- 15+ years in finance and accounting roles at Rio Tinto Limited and BP Australia Limited

Margaret Bradbury, Ph.D.

VP, Nonclinical Development

Auspex/Teva | Neurocrine | Merck

- Auspex - led strategic planning and program management in Huntington Disease chorea from IND through NDA filing
- Teva - led non-clinical development of several neuroscience programs

Cynthia Wong, M.P.H.

Senior Director, Clinical Operations

Auspex/Teva | Nextwave | Astex | Intermune | Impax Labs

- Clinical Operations leadership at Auspex/Teva.
- Led clinical trial activities for the registration study of AUSTEDO® in Huntington Disease chorea.
- Prior, led Phase 1-3 studies, including registration studies for marketing approval for Quillichew ER, Esbriet and Infergen.

5

Parkinsonian Disorders: A Significant Unmet Need • Parkinsonism is a syndrome of motor symptoms that includes slowed movement, stiffness and tremor • Parkinson’s disease most common cause • Major source of disability • Parkinsonian disorders include Multiple system atrophy (MSA) and Progressive supranuclear palsy (PSP) • Prominent non - motor symptoms • Limited response to available treatments PARKINSONIAN DISORDERS Current therapies treat the symptoms and NOT the underlying pathology of disease MSA PARKINSON’S DISEASE PSP 6

Promising Portfolio in Neurodegenerative Diseases

Alterity THERAPEUTICS

ASSET		PHASE					PARTNER
PROGRAM	INDICATION	DISCOVERY	PRE-CLINICAL	NATURAL HISTORY	PHASE 1	PHASE 2	PARTNER / COLLABORATOR
ATH434-201	Multiple System Atrophy *Early Stage*						
ATH434-202	Multiple System Atrophy *Advanced*						
bioMUSE	Multiple System Atrophy *Natural History Study*						VANDERBILT UNIVERSITY MEDICAL CENTER
ATH434	Parkinson's Disease						THE MICHAEL J. FOX FOUNDATION FOR PARKINSON'S RESEARCH
Drug Discovery	Neurodegenerative Diseases						

7

The Role of Alpha - Synuclein and Iron in Parkinsonian Disorders 8

Alpha-Synuclein: Critical for Normal Neuron Function

Alterity THERAPEUTICS



N'
C'

Our Strategy

- Inhibit misfolding and aggregation of intracellular α-synuclein
- Target misfolding α-synuclein by redistributing loosely bound excess iron in areas of pathology
- Address underlying pathology of disease

α-Synuclein

- An intracellular protein critical for normal function of neurons
- Native, unfolded protein enables neurotransmission
- α-synuclein *aggregates* in Parkinson's Disease and Multiple System Atrophy



Health
Disease
Physiological
Oligomers
Fibrils
Molecular species

Sources: Ritchie et al, 2012; DOI:10.4236/health.2012.431175; Bengoa-Vergniory et al, 2017.DOI 10.1007/s00401-017-1755-1

9

Increased Brain Iron in Synuclein-related Diseases

Alterity THERAPEUTICS

Parkinson's disease



Substantia nigra (T)
n = 7
n = 9
Substantia nigra (pc)
n = 8
n = 3
Cerebellum
n = 13
n = 24
*
*
0
10000
20000
30000
nmol iron/g of human brain
Patients
Healthy

Dexter et al. Brain.1991

Advanced Quantitative MRI to measure brain iron



MSA
Control

Courtesy of P. Trujillo, D. Claassen

Multiple System Atrophy



Cerebral cortex
n = 8
n = 11
Caudate nucleus
n = 8
n = 10
Putamen (M)
n = 8
n = 10
Putamen (L)
n = 8
n = 8
Globus pallidus (M)
n = 8
n = 9
Globus pallidus (L)
n = 8
n = 11
Substantia nigra (T)
n = 6
n = 9
Cerebellum
n = 8
n = 12
*
*
*
*
0
10000
20000
30000
nmol iron/g of human brain

10

10 Courtesy of P. Trujillo, D. Claassen

Iron: Critical in Disease Pathogenesis α - Synuclein and iron are strong contributors to MSA pathology • Adverse impact of excess loosely bound iron • Promotes α - synuclein aggregation • Root cause of oxidative stress which damages intracellular structures and leads to neuroinflammation • Hallmark of MSA pathology • Neuron loss in multiple brain regions • Glial cytoplasmic inclusions (GCI) Sources: Kaindlstorfer, J. Alzheimers Dis. 2018; Rodgers, J Neural Transm (Vienna). 2011 Oxidative Stress Neuroinflammation Iron Imbalance 11

Approach: Address Underlying Pathology of Disease 12 Redistribute excess iron in the Central Nervous System Re du c e α - sy nu clei n aggregation and Oxidative stress Res c ue n e u r on s i n multiple brain r e g i o n s Potential Disease Modifying Therapy for MSA

ATH434: Disease Modifying Drug Candidate 13

ATH434: Potential Use in Multiple Indications • Small molecule drug that reduces α - synuclein aggregation • Iron chaperone, redistributes loosely bound excess iron in brain • Oral agent (tablet) for ease of use • Readily absorbed, shown to reach site of action in man • Potential to treat various Parkinsonian disorders • Orphan Drug Designation in the US and EU for the treatment of MSA • Development pathway endorsed by FDA and EMA ATH434

14

Pharmacologic Actions of ATH434 Redis t ribu t es loo s ely bo u nd excess iron 15 0 0 0 Reduces α - synuclein aggre g a tio n 10 0 0 0 5000 0 0 1 10 A TH 43 4 ( M) 20 Blocks i ncrease in brain iron In h i bit s o x ida t iv e stress in vivo 60 40 20 0 UL VEH ATH434 4 0 0 3 0 0 2 0 0 1 0 0 Sources: Davies et al, 2011; Finkelstein, et al, 2017; Harris WR, 2002. * P < 0 . 05, ** P < 0 .01, *** P < 0 . 0 0 1 * * * * * * ** Fe released (CPM) F e ( m g / k g ) 8 - Isoprostane (% UL)

0 VEH A T H 43 4 15 A T H43 4 do e s no t i n te r fe r e w i t h n o r m a l i ro n trafficking proteins 10 - 23 Transferrin

hA53T - syn ATH434 Reduces Alpha - Synuclein - related Neuropathology in Parkinson’s Disease Animal Models ↓ α - S ynucl e i n ** 6 Preserves Neurons 8000 ** 4 h A53T Mous e 2 4000 0 V eh i c l e A T H 43 4 0 W/T Vehicle ATH434 MPTP Mous e 3 2 * 1 ** 6000 3000 * ** * * * * * * 0 UL VE H A T H 4 3 4 0 0 1 3 10 30 8 0 C ATH434 (mg/kg) - syn (OD) Total SNpc neuron s Total SNpc neurons

Sources: Finkelstein, et al. Acta Neuropath Comm. 2017 | TG: transgenic, W/T: wild type, UL: unlesioned, C: control |* P < 0.05, ** P < 0.01, *** P < 0.001 16

ATH434 Reduces α - Synuclein - related Neuropathology and Improves Motor Function in MSA Animal Model α - Synuclein SN neurons Glial inclusions Exp. #1 ** 0 . 8 0 . 6 0 . 4 6000 4000 4000 3000 2000 0 . 2 0 . 0 Vehicle A T H 4 3 4 2000 WT 0 3 10 30 1000 0 0 3 10 30 A T H43 4 ( m g/ k g ) ATH434 (mg/kg) Exp. #2 Iron in SN Striatal neurons 0. 0 6 0. 0 4 0. 0 2 0. 0 0 Motor Function no n - t r eate d ATH434 * 6 8 10 age (months) 12 ** ** ** Relativ e t o T o ta l P rote i n Total SNpc neurons Nu m b e r of G C I slips/step

Sources: Finkelstein, et al. J. Parkinson’s Disease 2022 | Heras - Garvin, et al. Mov. Disorders 2021 * P < 0.05, ** P < 0.01, *** P < 0.001 17

Multiple System Atrophy Clinical Development Program 18

De a t h c a n o c c u r Clinically Established MSA Pr emo t o r M S A Cl i n i c a l l y P r o b a b l e M S A 0 3 Y e a r s 6 9 Multiple System Atrophy (MSA) is a Rare, Highly Debilitating and Rapidly Progressive Neurodegenerative Disorder • Clinical impairments include • Motor: Parkinsonism, uncoordinated movements, balance problems/falls • Autonomic dysfunction: Reduced ability to maintain blood pressure, control bladder and bowel function • 60% require use of wheelchair within 5 years • Median survival 7.5 years after symptom onset • Excess brain iron correlates with disease severity Sources: Fanciulli, Wenning. NEJM 2015 | Wenning, et al. Mov Disorders 2022 | Coon, et al. Brain 2015 | Claassen,et al. Mov Disorders 2021 19

Phase 1: ATH434 Well - Tolerated with No Serious Adverse Events No evidence of QT prolongation • No SAEs or AEs leading to withdrawal • All AEs were mild to moderate in severity • Most common AE reported was headache • Similar AE profile for adults and older adults • No significant findings observed in vital signs, clinical labs or 12 - lead ECGs • Favorable cardiovascular safety profile Source: Phase 1 clinical trial; Alterity data on file Concentration (ng/mL) No effect on BP with Standing - 10 Placebo 10 0 m g b i d 20 0 m g b i d 25 0 m g b i d 25 0 m g b i d > 6 5 - 20 20 S B P ( mmH g ) S t a ndin g - Supi ne ΔΔQ T cF ( m sec )

Phase 1: Achieved Drug Concentrations Associated with Efficacy in Animal Models Plasma Profile after Single Dose Plasma and CSF Levels at Steady - State Administration 250 10 0 0 0 1000 200 150 1 0 0 10 1 0 12 24 Hou r s po st d o s e 36 48 100 50 0 0 50 10 0 15 0 200 CSF (ng/mL) 250 P lasm a an d C S F 1. 5 ho u r s pos t dos e Pl as ma a nd C SF 1 1 hou r s p ost d o se • Rapid absorption after oral administration • Dose dependent pharmacokinetics • Single doses up to 600 mg • Multiple doses up to 250 mg bid • Mean elimination half - life up to 9.3 hrs • CSF and free plasma levels strongly correlated and within 2 - fold of each other • CSF concentrations at steady state exceed those associated with efficacy in animal models of PD and MSA Source: Stamler et al. Neurology 2019; 92 (15 Suppl.) 21 r 2 =0.72 ATH434 in plasma (ng/mL) Plasma (unbound, ng/mL)

22 bioMUSE: Natural History Study in MSA • Observational Design • Design and de - risk Phase 2 • Identify biomarker endpoints for treatment study Objectives • Early - stage MSA patients similar to Phase 2 population • ~20 participants Population • 12 months Ob s e r v a ti o n Period • MRI: Iron (QSM/R2*), glial pathology (MRS), neuromelanin, regional blood flow • Fluid: NfL protein (CSF, plasma), Aggregating α - synuclein (CSF), phos - α - synuclein (skin) • Wearable movement sensors Biomarkers • Clinical: Motor exam, autonomic function, activities of daily living, global measures of severity and change (clinician, patient) • Functional: Timed Up and Go, 2 min Walk Test Clinical Endpoints

Urinary Symptom Profile Wearable Sensors Assess Endpoints with Precision Pilot Clinical Measures Optimize Patient Selection bioMUSE Natural History Study: Design and De - risk Phase 2 Advanced MRI methods Ne w MR I T e m p l a t e 1000000 1 0 0 00 0 1 0 0 0 0 1000 Id e ntify “iron s igna tur e ” in early MSA vs. PD α - synuclein in CSF Improve precision of iron quantification by MRI Iron distribution in MSA 1 0 0 Time → Diffe re n t i ation o f e a rly MSA from PD Quantitative assessment of motor performance Demo n str a te d utility in early MSA Novel strategies for measuring brain iron in individual regions PD MSA Fluorescence

23 Sources: Presentations/Posters on file, including Claassen et al, MDS Conference 2021 and 2022.

24 ATH434 - 201: Randomized Phase 2 Clinical Trial in Early - Stage MSA • Randomized, double - blind, placebo controlled Design • Assess efficacy and safety of ATH434 in participants with MSA • Assess target engagement based on imaging and fluid biomarkers Objectives • Early - stage MSA: ambulatory with biomarker evidence of MSA Population • N=60 at up to 30 sites in ANZ, Europe and the U.S. Sample Size • 12 months • Three arms: Two dose levels of ATH434 or placebo Treatment • Change in iron content as measured by brain MRI Primary Endpoint • Clinical: Activities of daily living inventory (UMSARS I), motor exam, autonomic function • Additional imaging biomarkers, fluid biomarkers (aggregating α - synuclein, NfL protein), wearable sensor measures Se c o n d ar y Endpoints

ATH434 - 201 Phase 2 Design and Primary Endpoint Source: Claassen, et al. Mov Disorders 2021 25 0.30 0.25 0.20 0.15 0.10 0.05 0.00 y = 0.001 7 x + 0.1298 R² = 0.6269 0 20 40 60 80 Unified MSA Rating Scale BioMUSE Natural History Study Demonstrates Brain iron correlates with disease severity in MSA Primary Endpoint: Change in Brain Iron on MRI Iron Content (GPe)

26 ATH434 - 202: Phase 2 Biomarker Trial in MSA • Single arm, open - label Design • Assess target engagement based on imaging and fluid biomarkers • Assess efficacy and safety of ATH434 in participants with MSA Objectives • Clinically Established (advanced) MSA with biomarker evidence of disease Population • N=15 Sample Size • 12 months Treatment • Change in iron content as measured by brain MRI Primary Endpoint • Clinical: Activities of daily living inventory (UMSARS I), motor exam, autonomic function • Additional imaging biomarkers, fluid biomarkers (aggregating α - synuclein, NfL protein), wearable sensor measures Se c o n d ar y Endpoints

Significant Commercial Opportunity in Treating Multiple System Atrophy Source: Survey of U.S. neurologists 27 Twice daily oral administration of ATH434 preferred by physicians Ease of Use Inhibition of protein aggregation is a novel mechanism of action that may prove to impact more than motor symptoms. Unique MOA Motivated by efficacy of treating the underlying disease and not just the symptoms, clinicians intend to offer ATH434 to most of their patients with MSA. Severely debilitating illnesses with no current treatments are ripe for new entrants targeting underlying pathology of the disease. Substantial Unmet Need up to $725M USD Potential U.S. annual peak sales for ATH434 in MSA Strong Intent to Prescribe

Alterity: Poised for Progress • ATH434 - 201 Phase 2 trial enrolling globally • Targeting Orphan disease with no approved treatments • bioMUSE Natural History Study de - risking Phase 2 • Development team with proven track record and multiple FDA approvals • Drug discovery generating patentable compounds as next generation therapies • C a s h ba l a n c e o f 2 1. 9 M A U D a s o f 3 1 Ma r c h 2 02 3 28 AT H434 - 2 0 1 P has e 2 T r i a l x 2 H 2 0 2 2 : Fi rs t Pa t ien t In x Q 1 2 0 23 : L a un c h i n U.S . x Q 1 2023 : Firs t P a t ien t I n - E u r op e x Q 1 2023 : F i rs t Pat i en t I n - U.S . x Q 2 2023 : Firs t P a t ien t I n - A ustrali a • Q 3 2 0 23 : Co m pl e t e en r o l lm e n t x Q 2 2 0 2 3 : P r e s e n t u p d at e d b io M U S E d at a x Q 2 2 0 2 3 : I n it i at e Phas e 2 B i om a rke r T r i a l Milestones